Exhibit 99.1

Tantech Holdings Announces Interim Financial Results for Six Months Ended June 30, 2019

LISHUI, China, December 17, 2019 /PRNewswire/-- Tantech Holdings Ltd. (NASDAQ: TANH), ("Tantech" or the "Company"), a clean energy company in China, today announced its unaudited interim financial results for the six months ended June 30, 2019.

Six-Month 2019 Financial Highlights

	For the Six Months Ended June 30,
($ millions, expect per share data and percentages)	2019	2018	% Change
Revenues	$20.95	$14.93	40.3%
Consumer product	$20.76	$11.23	84.9%
Trading	$0.19	$3.70	(94.9)%
Gross profit	$4.48	$4.59	(2.4)%
Gross margin	21.4%	30.7%	(9.3)	percentage points
Operating margin	9.0%	17.2%	(8.2)	percentage points
Net income from continuing operations	$1.19	$2.09	(43.1)%
Net loss from discontinued operations	$(0.76)	$(0.50)	50.7%
Net income	$0.43	$1.59	(72.9)%
Basic/ Diluted earnings per share	$0.02	$0.07	(71.4)%

•	Total revenues increased by 40.3% from $14.93 million to $20.95 million. The increase in our total revenue was because of increased sales volume and increased number of customers and distributors.

•	Gross profit decreased by 2.4% from $4.59 million to approximately $4.48 million due to the increased cost of revenue because we lowered our gross margin to obtain more sales channels and market share. As a result, our gross margin decreased by 9.3%.

•	Selling expenses increased by 176.9% from $0.39 million to approximately $1.07 million. The increase was mainly because of more sales activities in order to obtain sale channels and distributors, as well as our recording approximate $0.21 million incentives provided to the customers who made payments for their purchases during the first six months in fiscal 2019.

•	General and administration expenses decreased by 2.5% from $1.52 million to approximately $1.48 million. The decrease was mainly because of lower consulting and professional fees during the first six months in fiscal 2019 compared to the same period last year.

•	Research and development expenses decreased by 70.8% from $0.12 million to approximately $0.04 million. The decrease was because of less research activities during the first six months in fiscal 2019 compared to the same period last year.

•	Other expenses increased by 70% from $0.09 million to approximately $0.16 million.

•	Net income from continuing operation decreased by 43.1% from $2.09 million to approximately $1.19 million. The decrease was mainly due to the increased cost of sales, decreased gross margin and increased selling expenses.

•	Net loss from discontinued operation increased by 50.7% from a net loss of $0.50 million to a net loss of $0.76 million.

•	Net income decreased by 72.9% from $1.59 million to $0.43 million because of the above-mentioned reasons.

The Company has reclassified certain amounts on the financial statements for the six months ended June 30, 2018. These reclassifications are related to the revenue and cost allocations between continuing and discontinued operations, as well as the change of presentation from gross basis to net basis for the revenues generated from one of the Company’s subsidiaries. The effects of these reclassifications on the Company’s consolidated financial statements for the six months ended June 30, 2018 are summarized as follows:

•	Revenue revised to $14,927,453 from $15,986,214, representing a decrease of $1,058,761 or 6.6%. Among the total change, $556,874 or 3.5% came from the reclassification adjustment in relation to reporting of continuing and discontinued operations, and $501,887 or 3.1% was caused by the change of presentation from gross basis to net basis for the revenues generated from one of the subsidiaries;

•	Cost of revenues revised to $10,340,111 from $13,363,599, representing a decrease of $3,023,488 or 22.6%. Among the total change, $2,521,601 or 18.8% came from the reclassification adjustment in relation to reporting of continuing and discontinued operations, and $501,887 or 3.8% was caused by the change of presentation from gross basis to net basis for the revenues generated from one of the subsidiaries;

•	Gross profit revised to $4,587,342 from $2,622,615, representing an increase of $1,964,727 or 74.9% that all came from the reclassification adjustment between continuing and discontinued operations;

•	Income from operations revised to $2,560,449 from $595,722, representing an increase of $1,964,727 or 329.8% that all came from the reclassification adjustment between continuing and discontinued operations;

•	Income before provision for income taxes revised to $2,466,904 from $502,177, representing an increase of $1,964,727 or 391.2% that all came from the reclassification adjustment between continuing and discontinued operations;

•	Net income from continuing operations revised to $2,093,924 from $129,197, representing an increase of $1,964,727 or 1,520.7% that all came from the reclassification adjustment between continuing and discontinued operations;

•	Net income (loss) from discontinued operations revised to a loss of $503,948 from an income of $1,460,779, representing a decrease of income by $1,964,727 or 134.5% that all came from the reclassification adjustment between continuing and discontinued operations;

•	As a result of the reclassification adjustment between continuing and discontinued operations, earnings per share from continuing operation revised to $0.09 per share from $0.02 per share, representing an increase of $0.07 per share or 368.9%. On the other hand, earnings (loss) per share from discontinued operations revised to $0.02 loss per share from $0.05 earnings per share, representing a decrease of $0.07 per share or 134.5%. Total amount of earnings per share remained unchanged;

•	Net cash provided by continuing operations for operating activities revised to $19,627,944 from $17,663,217, representing an increase of $1,964,727 or 11.1%. On the other hand, net cash provided by discontinued operations for operating activities revised to $3,350,391 from $5,315,118, representing a decrease of $1,964,727 or 37.0%. Total net cash provided by operating activities remained unchanged.

These reclassifications on the financial statements had no effect on the reported net income, comprehensive income/loss, total cash flows and the consolidated balance sheets as of and for the six months ended June 30, 2018.

Mr. Zhengyu Wang, Chairman of Board of Directors and former Chief Executive Officer of Tantech, said, "We are pleased with the acceleration in our revenue growth, which was up 40.3% for the first six months of 2019 as compared to the same period in 2018. In the past, our primary sales channel for charcoal products was directly through supermarkets. We found that given required credit terms, the payback period was too long for the working capital required. As a result, we changed our distribution to leverage the wholesale channel, while driving sales and a significant improvement in our collection process. Our actions along with increased Chinese consumer environmental awareness, helped positively improve our overall sales and cash flow generation. Our net income, on a per share basis, was adversely impacted by the loss per share of $0.03 from discontinued operations which are no longer strategic to our Company. These headwinds are not operational issues and should therefore not impact our results moving forward. Adding to our confidence is our healthy balance sheet, with a cash and cash equivalents balance of $14.8 million at June 30, 2019, compared to $7.7 million at December 31, 2018.”

“While our Company’s core business remains charcoal consumer products, we continue our business transformation over the longer term into a leading developer of electric motor vehicles. We are taking a cautious approach and funding our transformation primarily through the operating cash flow of our core charcoal product sales as we maintain our competitive advantages in that business. We view the long-term opportunities for electric motor vehicles as highly compelling in China and worldwide. Over the short term, however, growth is likely to fluctuate as government incentives, subsidy policies and financing availability evolves. Our goal is to develop a business that can thrive even without government subsidies, knowing that future success will require that. We must achieve a great driver experience in a low-cost model, able to withstand typical developing market growth rate fluctuations. While we expect the transformation process to remain challenging, we are confident we can be successful as we maintain our core business and seek new, diversified business opportunities in the electric motor vehicle market. This strategic approach will allow us to also continue protecting the Company’s long-term mine investments and to maintain appropriate working capital levels.”

Recent Updates

Management Transition

In conjunction with the Company’s long-term transition as an electric vehicle developer, it disclosed a series of management changes on December 6, 2019 in a Form 6-K filed with the U.S. Securities and Exchange Commission. Wangfeng Yan, was appointed Chief Executive Officer after serving as the Company’s Chief Operating Officer and in other executive roles over the past ten years at Tantech. Mr. Yan replaces Mr. Zhengyu Wang, who will continue to serve in his role as Chairman of the Board. Mr. Mingqin Dong, who has been responsible for developing the Company’s electric motor vehicle business, has taken over responsibilities as Chief Operating Officer from Mr. Yan. The Company believes that the separation of executive roles is in the best interests of the Company and shareholders, and inline with corporate governance best practices, as it will enable Tantech to better leverage the respective operational and business expertise of each executive.

Disposition of Tantech Energy

On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its Electric Double-Layer Capacitor (“EDLC”) carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. After the completion of the transactions, the Company intends to focus its core business on the development of electric vehicle products. Further to the sale of EDLC carbon business, during the six months ended June 30, 2019, the Company decided to dispose all the remaining assets in Tantech Energy, one of its subsidiaries. On June 26, 2019, with the approval of the Board, the Company’s wholly-owned subsidiary Zhejiang Tantech Bamboo Tech Co., Ltd entered a share transfer agreement to sell all of its shares in its wholly-owned subsidiary Tantech Energy to an unrelated third party. The consideration is RMB 6,500,000 (approximately US$ 941,000). Pursuant to the agreement, the buyer is obligated to pay RMB 3,900,000 within 15 days after the agreement is signed, and pay the remaining RMB 2,600,000 within 15 days after the share transfer is recorded at the local industrial and commerce bureau. The shareholder’s rights and obligations were transferred after the share transfer was approved by local government in July 2019. As a result, the Company separately presented Tantech Energy as discontinued operation on its condensed consolidated financial statements as of June 30, 2019. The Company completed the disposition process in July 2019.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries (the “Company’), is now, in addition to be a developer and manufacturer of bamboo-based charcoal, an innovative leader in the design, manufacture and distribution of electric vehicles. The Company has also invested in a marble business in 2018.

For more information please visit: http://ir.tantech.cn

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Nancy Wang
IR Manager
+86-578-261-2869
ir@tantech.cn

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2019	2018
Assets
Current Assets
Cash and cash equivalents	$14,798,017	$7,748,416
Restricted cash	18,096	2,121,377
Accounts receivable, net	33,516,818	32,495,361
Inventories, net	1,762,397	1,957,058
Advances to suppliers, net	5,815,654	14,387,228
Prepaid value-added taxes	2,043,511	2,136,988
Prepaid expenses and other receivables, net	825,381	954,362
Current assets from discontinued operations	7,709,777	8,513,154
Total Current Assets	66,489,651	70,313,944

Property, plant and equipment, net	2,981,874	3,240,620

Other Assets
Manufacturing rebate receivable	7,859,395	9,795,512
Intangible assets, net	14,480,835	15,268,062
Goodwill	8,533,379	8,861,361
Long-term investment	17,484,000	18,156,000
Non-current assets from discontinued operations	7,802,731	8,558,515
Total Other Assets	56,160,340	60,639,450
Total Assets	$125,631,865	$134,194,014

Liabilities and Stockholders' Equity
Current Liabilities
Short-term bank loans	$6,961,546	$7,683,014
Bank acceptance notes payable	18,096	2,121,377
Accounts payable	2,130,695	2,524,462
Due to related parties	1,500,320	2,102,175
Customer deposits	902,379	865,615
Taxes payable	291,741	344,563
Due to third parties	291,400	3,253,253
Accrued liabilities and other payables	1,178,495	1,598,104
Current liabilities from discontinued operations	4,021,821	1,662,252
Total Current Liabilities	17,296,493	22,154,815

Deferred tax liability	1,977,506	2,053,512
Total Liabilities	19,273,999	24,208,327

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 28,853,242 shares issued and outstanding	28,853	28,853
Additional paid-in capital	39,310,178	39,310,178
Statutory reserves	6,461,788	6,461,788
Retained earnings	58,998,267	58,333,136
Accumulated other comprehensive loss	(6,140,913)	(2,066,364)
Total Stockholders' Equity Attributable to the Company	98,658,173	102,067,591
Non controlling interest	7,699,693	7,918,096
Total Stockholders’ Equity	106,357,866	109,985,687
Total Liabilities and Stockholders’ Equity	$125,631,865	$134,194,014

Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the Six Months Ended June 30,
	2019	2018
Revenues	$20,950,575	$14,927,453
Cost of revenues	16,470,919	10,340,111
Gross Profit	4,479,656	4,587,342

Operating expenses
Selling expenses	1,067,374	385,525
General and administrative expenses	1,480,952	1,518,991
Research and development expenses	35,751	122,377
Total operating expenses	2,584,077	2,026,893

Income from operations	1,895,579	2,560,449

Other income (expenses)
Interest income	31,614	38,272
Interest expense	(228,855)	(331,993)
Other income, net	38,200	200,176
Total other expenses	(159,041)	(93,545)

Income before provision for income taxes	1,736,538	2,466,904

Provision for income taxes	545,520	372,980

Net income from continuing operations	1,191,018	2,093,924

Discontinued operation:
Net loss from discontinued operations, net of income tax	(759,695)	(503,948)
Net income	431,323	1,589,976

Less: Net loss attributable to the noncontrolling interest from continuing operations	(233,808)	(403,353)
Net income attributable to common stockholders of Tantech Holdings Ltd.	$665,131	$1,993,329

Net income	431,323	1,589,976

Other comprehensive loss:
Foreign currency translation adjustment	(4,059,144)	(3,915,806)
Comprehensive loss	(3,627,821)	(2,325,830)

Less: Comprehensive loss attributable to noncontrolling interest	(218,403)	(387,948)

Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd.	$(3,409,418)	$(1,937,882)

Earnings (loss) per share -Basic and Diluted
Continuing operations	$0.05	$0.09
Discontinued operations	$(0.03)	$(0.02)
Total	$0.02	$0.07
Weighted Average Shares Outstanding - Basic and Diluted	28,853,242	28,703,242

 Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2019	2018
Cash flows from operating activities
Net income	$431,323	$1,589,976
Net loss from discontinued operations	759,695	503,948
Net income from continuing operations	1,191,018	2,093,924
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	237,039	59,872
Amortization of intangible asset	224,708	284,666
Amortization of prepaid consulting expense	140,738	-
Gain from disposal of property, plant and equipment	(8,017)	-
Changes in operating assets and liabilities:
Accounts receivable	(2,250,145)	10,487,847
Advances to suppliers	8,132,865	9,275,591
Inventory	123,653	150,486
Other receivables	(17,958)	764,156
Government rebate receivable	1,591,920	-
Accounts payable	(303,835)	(2,576,022)
Customer deposits	69,605	264,465
Taxes payable	(25,988)	(965,703)
Accrued liabilities and other payables	(370,284)	(211,338)
Net cash provided by continuing operations	8,735,319	19,627,944
Net cash provided by discontinued operations	2,630,211	3,350,391
Net cash provided by operating activities	11,365,530	22,978,335

Cash flows from investing activities
Acquisition of property, plant and equipment	(104,815)	(2,268)
Proceeds from disposal of property, plant and equipment	16,214	-
Additions to intangible assets	-	(2,792)
Payment for investment	-	(18,852,000)
Net cash used in continuing operations	(88,601)	(18,857,060)
Net cash used in discontinued operations	(470)	(802,821)
Net cash used in investing activities	(89,071)	(19,659,881)

Cash flows from financing activities
Notes receivables	-	15,710
Bank acceptance notes payable, net of repayment	(2,048,388)	(2,771,877)
Proceeds from bank loans	4,242,172	-
Repayments of bank loans	(4,684,372)	-
Proceeds from (repayments of) loans from related parties	(534,993)	1,385,765
Repayment of loans from third party	(2,874,595)	-
Net cash used in continuing operations	(5,900,176)	(1,370,402)
Net cash provided by (used in) discontinued operations	-	-
Net cash used in financing activities	(5,900,176)	(1,370,402)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(429,963)	(2,172,790)

Net increase (decrease) in cash, cash equivalents and restricted cash	4,946,320	(224,738)

Cash, cash equivalents and restricted cash, beginning of period	9,869,793	13,637,817

Cash, cash equivalents and restricted cash, end of period	$14,816,113	$13,413,079

Supplemental disclosure information:
Income taxes paid	$581,843	$678,227
Interest paid	$237,568	$160,714